

17017722

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 03 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Fairview Road, suite 806
(No. and Street)

Charlotte (City) NC (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yanique Lawrence 704-708-5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Public

INNOVATION PARTNERS, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets		
Cash	$	315,494
CRD Account		444
Commissions Receivable		509,660
Prepaid Expenses		56,141
Security Deposit		3,328
Total Current Assets		885,067
Property and Equipment		
Furniture and Equipment		2,158
		2,158
Less: Accumulated Depreciation		(240)
Property and Equipment, Net		1,918
TOTAL ASSETS	$	886,985

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Commissions Payable	$	444,882
Agent Fees Collected in Advance		117,193
Total Liabilities		562,075
Members' Equity		324,910
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	886,985

See Independent Auditors' Report and Accompanying Notes.